Mail Stop 6010

November 28, 2007

Mr. Francisco H. Suarez, Jr.
Chief Financial Officer
PSi Technologies Holdings, Inc.
Electronics Avenue
Taguig Metro Manila, 1604
Philippines

> **Re: PSi Technologies Holdings, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **File No. 000-30582**

Dear Mr. Suarez:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2006

Item 5. Operating and Financial Review and Prospects, page 37

-Critical Accounting Policies, page 43

-Pension Costs and Other Retirement Benefits, page 45

1.   Please revise your filing to discuss how you determined the significant assumptions
        utilized to determine the actuarial present value of your projected benefit obligation for
        your defined pension plan. For instance, please revise this section to explain how you
        determined the discount factor and why it changed from 10.1% in fiscal 2005 to 6.1% in
        fiscal 2006.

Item 15. Controls and Procedures, page 90

2.   We note that you disclosed your conclusion over your "controls and procedures over
        financial reporting" as of the end of the period covered by your report. Please revise your
        filing to provide your conclusion over "disclosure controls and procedures" in accordance
        with Item 15(a) of Form 20-F.

3.   Further to the above, we note that your chief executive officer and chief financial officer
        have concluded that "[your] controls and procedures over financial reporting were
        ineffective on certain information to ensure that reports required to be disclosed…under
        the Exchange Act are recorded, summarized, and reported in conformity with accounting
        standards generally accepted in the U.S., within the time periods specified in SEC rules
        and forms." Given the exceptions noted, it remains unclear whether your chief executive
        officer and chief financial officer have concluded that your disclosure controls and
        procedures are ineffective. Please revise your disclosure to state, in clear and unqualified
        language, the conclusions reached by your chief executive officer and your chief
        financial officer on the effectiveness of your disclosure controls and procedures. For
        example, if true, you can state that your disclosure controls and procedures are effective
        including consideration of the identified matters, so long as you provide appropriate
        disclosure explaining how the disclosure controls and procedures were determined to be
        effective in light of the identified matters. Or, if true, you can state that given the
        identified matters, your disclosure controls and procedures are not effective. You should
        not, however, state the conclusion in your current disclosure, which appears to state that
        your disclosure controls and procedures are effective except to the extent they are not
        effective.

4.   Finally, the language that is currently included after the word "ineffective" in your
        disclosure appears to be superfluous, since the meaning of "disclosure controls and
        procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise your
        filing to remove the language or to revise the disclosure so that the language that appears

after the word "ineffective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

5.   The EDGAR version of the audit report on your consolidated financial statements is not signed. Please amend your filing to include a signed audit report. Refer to Instructions to Item 8.A.2 of Form 20-F and Rule 2-02(a) of Regulation S-X.

Consolidated Statements of Income, page F-3

6.   We note from page F-31 that you classify your provision for inventory losses and inventory write-offs as special charges rather than as a reduction of cost of sales. We further note that you classified loss on disposal of obsolete inventories as other income (expenses) rather than as a reduction of cost of sales. Please revise your filing to report your provision for inventory losses and write-offs of inventory as a component of cost of sales or tell us why you believe your current presentation is appropriate.

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Policies, page F-11

-Contingencies, page F-18

7.   We note from page F-42 that you disclose that any direct financial impact of the proposed settlement related to the company's IPO litigation settlement is expected to be borne by your insurance carrier. It is unclear from your disclosure if you make your SFAS 5 assessments on a net basis or gross basis, before consideration of any possible insurance claims. Please revise your note here and on pages 46 and F-42 to clearly state, if true, that you evaluate your contingencies under SFAS 5 on a gross basis, before consideration of any possible insurance claims.

Note 12. Exchangeable Notes, page F-27

8.   We note that you issued $7 million and $4 million in exchangeable notes in 2005 and 2003, respectively, and that these notes contain features whereby the conversion rate is reduced if you do not achieve certain EBITDA limits. Please tell us and revise to explain how you have applied the guidance in SFAS 133 and EITF 00-19 in evaluating whether the conversion features and redemption features of your exchangeable notes represent embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133.

Note 18. Discontinued Operations, page F-39

9.   We note that you reported the operations of PSi Chengdu, an assembly and test service facility, as a discontinued operation for all reporting periods presented since your management decided to close the facility on April 5, 2006. We further note that PSi Chengdu ceased operations on April 30, 2006 and that you are in the process of completing the requirements for liquidation and dissolution as of July 13, 2007. Please provide to us your analysis of whether the operations of PSi Chengdu are a component of your entity which qualifies for reporting as discontinued operations under paragraph 42 and Examples 12-15 of Appendix A of SFAS 144.

Note 23. Computation of Loss Per Share, page F-42

10.   Please revise to disclose the number of potentially dilutive Exchangeable Notes and stock options which were excluded from the computation of earnings per share in accordance with paragraph 40 of SFAS 128.

        As appropriate, please amend your December 31, 2006 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Francisco H. Suarez, Jr.
PSi Technologies Holdings, Inc.
November 28, 2007
Page 5

       You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Branch Chief, at (202) 551-3643.

       Sincerely,

       Lynn Dicker
       Reviewing Accountant